Exhibit (a)(9)


           (HOUSTON and LITTLETON, Colorado, March 27, 1998) - Western Atlas Inc. (NYSE: WAI) and 3-D Geophysical, Inc. (NASDAQ: TDGO) today announced that they have agreed to amend their previously announced merger agreement to provide, effective immediately, that the termination fee payable under certain circumstances by 3-D Geophysical, Inc. to Western Atlas Inc. shall be reduced from $5.5 million to $4.0 million.

           Pursuant to the merger agreement dated as of March 8, 1998, which was unanimously approved by 3-D Geophysical's Board of Directors, Western Atlas, through its wholly owned subsidiary WAI Acquisition Corp., has commenced a tender offer, which unless extended, will expire at 12:00 midnight (Eastern Standard Time) on April 9, 1998, for all outstanding shares of 3-D common stock at a purchase price of $9.65 per share in cash.

           The amendment was made in connection with the settlement in principle of a lawsuit brought in the Court of Chancery of the State of Delaware on behalf of a purported class of public shareholders of 3-D Geophysical seeking to enjoin the tender offer and the merger. In addition, in connection with the settlement, 3-D announced that it would mail to its shareholders of record information reflecting its results of operations for the three and twelve months ended December 31, 1997.

           Both 3-D Geophysical and Western Atlas have denied any wrongdoing or liability in connection with the allegations made in the lawsuit, and said that they had agreed to the settlement in principle to avoid the burdens and distractions of litigation.

           In addition, effective March 26, 1998, Western Atlas has received early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 with respect to the acquisition of 3-D Geophysical.

           3-D Geophysical operates land-based and shallow-water seismic data acquisition systems utilizing state-of-the-art recording equipment. The company also offers data processing services in Mexico.

           Western Atlas Inc., based in Houston, Texas is one of the world's leading oilfield services companies, providing seismic, well-logging, and reservoir information services to the oil and gas industry.